UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-40368

SAIHEAT Limited

c/o #266A South Bridge Road, #02-01 Singapore (058815)

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-298798) and Form F-3 (Registration Number 333-297231), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit No.	Description
23.1	Consent of Assentsure PAC
99.1	Unaudited Pro Forma Condensed Combined Financial Information
99.2	Financial Statements of Canopy Wave Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAIHEAT Limited

By:	/s/ Jianwei Li
Jianwei Li
Chief Executive Officer

Date: September 29, 2026

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